UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Pure Storage, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37570	27-1069557
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
650 Castro Street, Suite 400
Mountain View, California 94041
(Address of principal executive offices) (Zip code)

Timothy Riitters
Chief Financial Officer
(800) 379-7873
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 — Conflict Minerals Disclosure
This Form SD of Pure Storage, Inc. (together with our subsidiaries, “Pure Storage,” “we,” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

Item 1.01    Conflict Minerals Disclosure and Report
Overview

Pure Storage is headquartered in Mountain View, California, with operations throughout the world. Our primary offerings include our all-flash data storage products, FlashArray and FlashBlade. These products include components that contain 3TG. Therefore, we are subject to the reporting obligations of the Rule.

Pure Storage engages some of the world’s largest contract manufacturers for the manufacture, assembly, testing and packaging of our products. As a company that relies on third-party contract manufacturers to build our products, we are several levels removed from the mining, smelting or refining of 3TG minerals. Pure Storage does not make purchases of raw ore or unrefined 3TG and makes no direct purchases in the Covered Countries. Our products largely use commercial off-the-shelf components, which are available from multiple potential suppliers. As a result, we rely on our third-party contract manufacturers and their suppliers to provide information regarding the source of 3TG that are necessary to the functionality or production of our products.

Pure Storage is committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our contract manufacturers to maintain systems of control and transparency over their mineral supply chains. We have communicated with our contract manufacturers regarding the need for Rule compliance. Our primary manufacturers are members of the Responsible Business Alliance (formerly known as the Electronic Industry Citizenship Coalition), and have publicly committed to the responsible sourcing of minerals, such as 3TG, including through the implementation of extensive supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2017 to December 31, 2017 to determine whether the 3TG necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

Pure Storage worked with our contract manufacturers to contact suppliers in order to determine whether 3TG were contained in the components purchased from these suppliers. These measures included conducting a supply-chain survey with suppliers of components containing 3TG, using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) to identify the smelters and refiners, as well as comparing the smelters and refiners identified in the survey against the list of smelter facilities that have been identified as “conflict free” by reputable audit programs.

The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. We reviewed the CMRT responses provided by our contract manufacturers and other suppliers for completeness and consistency. In some cases, we asked for corrections and clarifications where needed. Some of our suppliers provided “company-level” CMRT responses that include 3TG information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier products.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Determination

Based on our RCOI, we were unable to reasonably and reliably ascertain the source and chain of custody of all necessary 3TG in our products. Most suppliers reported that 3TG either were not present, not sourced from Covered Countries, or were sourced from smelters or refiners certified as conflict free. However, a number of responding suppliers dealt with non-certified smelters, failed to respond or provided incomplete responses, or provided company-level responses, and accordingly, we cannot reasonably determine the source of such 3TG metals, and whether such metals were actually incorporated into our products.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our website at investor.purestorage.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PURE STORAGE, INC.

Date: May 31, 2018	By:	/s/ Timothy Riitters
	Name:	Timothy Riitters
	Title:	Chief Financial Officer